UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.

401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.

402 Industrial Lane

Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Books-A-Million, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 28, 2012

Birmingham, Alabama

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Books-A-Million, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2010. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

June 29, 2011

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

Investments, at fair value	$16,757,297	$17,832,164

Notes receivable from participants	1,204,553	1,193,296

Participant contributions receivable	60,248	—

Company contributions receivable	321,776	313,505

Total assets	18,343,874	19,338,965

LIABILITIES

Excess contributions payable	101,675	109,977

Total liabilities	101,675	109,977

Net assets available for benefits, reflecting investments at fair value	18,242,199	19,228,988
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(63,645)	(87,497)

Net assets available for benefits	$18,178,554	$19,141,491

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Additions to net assets available for benefits attributed to:

Investment income (loss):

Net depreciation in fair value of investments	$(1,008,253)

Interest and dividends	236,730

(771,523)

Interest income on notes receivable from participants	51,021

Contributions:

Company contributions	321,776

Participant contributions	1,372,676

Rollovers from participants	56,593

1,751,045

Total additions, net of investment loss	1,030,543

Deductions from net assets available for benefits attributed to:

Distributions to participants	1,976,549

Administrative expenses	16,931

Total deductions	1,993,480

Net decrease	(962,937)

Net assets available for benefits:
Beginning of year	19,141,491

End of year	$18,178,554

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). All employees of Books-A-Million, Inc. and its subsidiaries (the “Company”) who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan. Under a trust agreement effective September 12, 2003, SunTrust Bank, NA (the “Trustee”) was appointed trustee for the Plan.

Contributions

Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their eligible compensation, subject to IRS pre-tax deferral limits as defined. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. Participants age 50 and older may also make catch-up contributions as defined by the IRS. The Company may make a discretionary contribution equal to a uniform percentage or dollar amount of the participant’s elective deferrals, which is determined annually. In order for participants to receive discretionary matching contributions, they must meet minimum service requirements and be actively employed as of the last day of the Plan year. For the Plan year ended December 31, 2011, the Company’s contributions to the Plan equaled a discretionary matching contribution of 50% of the first 3% of a participant’s eligible compensation. All contributions are subject to certain limitations of the Internal Revenue Code.

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution. Participants are also charged with an allocation of administrative expenses, if any, based on the funds invested, as defined. Participants may direct their contributions, any Company discretionary matching contributions and any related earnings into various investment options available under the Plan. The Plan currently offers various mutual funds, collective trust funds, money market accounts and Company stock. In addition, participants are allowed to change their investment elections at any time. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company’s discretionary matching contributions, plus actual earnings (losses) thereon, is based upon years of service. A participant vests 20% a year after completion of one year of service and is 100% vested after five years of credited service.

Forfeitures

Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $27,251 and $37,187, respectively. Under the terms of the Plan agreement, forfeitures can be used to pay Plan expenses or can be used to reduce future Company contributions to the Plan. During 2011, Company contributions were reduced by $37,187 from forfeited nonvested accounts.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance. The loans are issued by the Plan and secured by the balance in the participant’s account. Loans with a face amount less than $2,000 must be repaid within a period of three years. All other loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend beyond 15 years. Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent. Principal and interest are repaid to the Plan ratably through biweekly payroll deductions.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum distribution or installment payments on a quarterly or annual basis. A participant whose vested account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to their vested account balance.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”, or the “Codification”) 820, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds and money market funds are valued at the quoted net asset values (“NAV”) of shares held by the Plan at year-end. Collective trust funds, except for the SunTrust Retirement Stable Asset Fund, are valued based on their NAV reported by the investment advisor in the financial statements of the collective trust funds at year-end. All collective trust funds provide for daily participant redemptions by the Plan at reported NAV per share, with no advance notice requirement.

SunTrust Retirement Stable Asset Fund

A participant’s ownership of the SunTrust Retirement Stable Asset Fund (“Collective Fund”) is represented by units. Units are issued or redeemed at the Collective Fund’s net unit value, which ordinarily represents contract value. Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice to the trustee. The Collective Fund imposes certain restrictions on the Plan. Certain events may limit the Collective Fund’s ability to transact at contract value with the Plan, including withdrawals associated with certain events that are not in the ordinary course of Collective Fund operations and that could have a material adverse effect on the Collective Fund’s financial interest and certain wrap agreement termination provisions. Wrap agreements permit the Collective Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap agreement if the book value or the market value of the agreement equals zero. Plan management believes that occurrence of events and circumstances that would cause the Collective Fund to transact at less than contract value is not probable.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

As described in ASC 946-210-45, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. The Plan invests in investment contracts through a collective trust fund. The fair value is estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. As required under ASC 946-210-45, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund, as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in the U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this ASU will have a material impact on the Plan’s financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

3. INVESTMENT INFORMATION

Individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2011	2010
Mutual funds:
Fidelity Advisor Stock Selector All Cap Fund	$3,247,594	$3,530,453
MFS Value Fund	1,831,560	2,028,302
Ridgeworth Moderate Allocation Strategy Fund	1,198,092	1,233,322
T. Rowe Price Retirement 2040 Fund	1,400,208	1,269,154
Collective trust funds:
SunTrust Retirement 500 Index Fund	1,514,239	1,521,872
SunTrust Retirement Stable Asset Fund (at contract value)*	2,833,632	3,040,340

*	The fair value of the Plan’s investment in the SunTrust Retirement Stable Asset Fund was $2,897,277 and $3,127,837 at December 31, 2011 and 2010, respectively.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

December 31, 2011
Mutual funds	$(553,791)
Collective trust funds	80,860
Company stock	(535,322)

Total net depreciation in fair value of investments	$(1,008,253)

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

4. FAIR VALUE MEASUREMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Company stock	$396,755	$—	$—	$396,755
Domestic mutual funds	11,160,498	—	—	11,160,498
International mutual funds	368,445	—	—	368,445
Stable value collective trust fund (a)	—	2,897,277	—	2,897,277
Equity index collective trust fund (b)	—	1,514,239	—	1,514,239
Money market fund	420,083	—	—	420,083

Total investments, at fair value	$12,345,781	$4,411,516	$—	$16,757,297

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Level 1	Level 2	Level 3	Total
Company stock	$927,866	$—	$—	$927,866
Domestic mutual funds	11,461,785	—	—	11,461,785
International mutual funds	426,263	—	—	426,263
Stable value collective trust fund (a)	—	3,127,837	—	3,127,837
Equity index collective trust fund (b)	—	1,521,872	—	1,521,872
Money market fund	366,541	—	—	366,541

Total investments, at fair value	$13,182,455	$4,649,709	$—	$17,832,164

(a)	—The stable value collective trust fund’s primary investment objective is preservation of capital while also seeking a reasonable stable monthly return and a high degree of liquidity for participant withdrawals (see Note 2 for more information). For 2010, the fair value of the stable value collective trust fund was reclassified from Level 3 to Level 2 within the fair value hierarchy as the fair value of the stable value collective trust fund is determined consistent with the description of Level 2 included in Note 2. The reclassification had no impact on the valuation of the investment or on the total Net Assets Available for Benefits as of December 31, 2010.
(b)	—The strategy of the equity index collective trust fund is to invest in equity securities that replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index. The fund is daily valued and has no significant restrictions.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6. EXCESS CONTRIBUTIONS PAYABLE

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, collective trust funds and money market funds managed by SunTrust Bank, NA, the trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt for the prohibited transaction rules under ERISA. The fair market value of the Company stock held as investments as of December 31, 2011 and 2010 was $396,755 and $927,866, respectively.

9. INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008 stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype Plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011 and December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$18,178,554	$19,141,491
Contributions receivable from the Company	(321,776)	(313,505)
Contributions receivable from the Participants	(60,248)	—
Excess contributions payable	101,675	109,977
Adjustment from fair value to contract value for interest in collective trust	63,645	87,497

Net assets available for benefits per Form 5500	$17,961,850	$19,025,460

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2011
Total investment loss per the financial statements	$(771,523)
Prior year adjustment from fair value to contract value for interest in collective trust	(87,497)
Current year adjustment from fair value to contract value for interest in collective trust	63,645

Net depreciation in fair value per Form 5500	$(795,374)

The following is a reconciliation of contributions per the financial statements to Form 5500:

December 31, 2011
Total contributions per the financial statements	$1,751,045
Prior year contributions receivable	313,505
Current year contributions receivable	(382,024)

Total contributions per Form 5500	$1,682,526

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

The following is a reconciliation of distributions to participants per the financial statements to Form 5500:

December 31, 2011
Total distributions to participants per the financial statements	$1,976,549
Prior year excess contributions payable	109,977
Current year excess contributions payable	(101,675)

Total distributions to participants per Form 5500	$1,984,851

Amounts currently receivable by the Plan and payable to participants, dependents and beneficiaries are not recorded on the Form 5500, as the Form 5500 has been prepared based on the cash method of accounting.

11. SUBSEQUENT EVENTS

Management evaluated subsequent events through the financial statements issuance date of June 28, 2012.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN – 63-0798460 PLAN NUMBER—001

DECEMBER 31, 2011

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(e) Current value
*	SunTrust Retirement 500 Index Fund	Collective trust	$1,514,239
*	SunTrust Retirement Stable Asset Fund	Collective trust	2,897,277
	Allianz NFJ International Value Fund	Mutual fund	368,445
	Janus Overseas Fund	Mutual fund	1,630
	Oppenheimer Developing Market Fund	Mutual fund	21,182
	Federated Mid Cap Index Fund	Mutual fund	157,062
	Invesco Small Cap Growth Fund	Mutual fund	385,047
	Janus Enterprise Fund	Mutual fund	49,647
*	Ridgeworth Small Capital Value Equity Fund	Mutual fund	557,660
	Fidelity Advisor Stock Selector All Cap Fund	Mutual fund	3,247,594
	MFS Value Fund	Mutual fund	1,831,560
	T. Rowe Price Growth Stock Fund	Mutual fund	181,808
*	Ridgeworth Moderate Allocation Strategy Fund	Mutual fund	1,198,092
	T. Rowe Price Retirement 2010 Fund	Mutual fund	163,177
	T. Rowe Price Retirement 2020 Fund	Mutual fund	428,575
	T. Rowe Price Retirement 2030 Fund	Mutual fund	598,844
	T. Rowe Price Retirement 2040 Fund	Mutual fund	1,400,208
	T. Rowe Price Retirement 2050 Fund	Mutual fund	38,416
	PIMCO Total Return Fund	Mutual fund	53,465
*	Ridgeworth US Government Securities	Mutual fund	846,531
*	SunTrust Bank FDIC Insured Account	Money market	420,083
*	Books-A-Million, Inc.	Common stock	396,755

	Total investments		16,757,297
*	Notes receivable from participants	Various maturity dates (interest rates ranging from 4.25% to 9.25%)	1,204,553

	Total assets held		$17,961,850

*	Represents a party-in-interest.

Column (d) has not been presented as this information is not applicable.

See accompanying independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: June 28, 2012	by:	/s/ R. Todd Noden
R. Todd Noden
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP.

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP.